Filed by Lynk Global Holdings, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lynk Global Holdings, Inc.

Slam Corp.

Commission File No. 001-40094

The following is a transcript from an episode of the “Mobile World Live” podcast which the CEO and Chairman of Lynk Global, Charles Miller, was a guest on.

JUSTIN – MOBILE WORLD LIVE: Charles. Thank you very much for joining us on mobile world live Podcast this month. Charles, you are, of course, CEO of Lynk global. You call yourself the world’s leading satellite direct to mobile phone services Provider. It’s obviously a very competitive and fascinating space. At the moment. Charles, let’s talk about getting getting the technology out there. We’re gonna come onto the financials as well, because you’ve obviously had a very interesting couple of months on that front. But yeah, give us a bit of an update, Charles, on the on, linked so far where you are.

CHARLES: Well, Justin, thanks for having me it’s always great to talk to you. And in fact, you know, you were one of the first people that I ever interviewed with many, many years ago, when a lot of people were saying this was impossible, that you can’t do that. We, yeah, we interviewed. And and so now we’ve proven the impossible is possible. It’s now operational in 7 countries. You know, commercials really a beta commercial service in 7 countries is is being rolled out. And everybody else is jumping in. So Lynk is the inventor of this technology. We’re the first ones that figured out, yeah, you could do this. How do you do this? Directly the phone without any change to the phone. And we now have 43 commercial contracts, master services agreements. We don’t talk about MOUs - our testing agreements. We have many, many dozens of those, but 43 commercial contracts in over 50 countries, operational in 7. We’ve tested in, proven it in over 30 countries. And so this is this is a reality.

JUSTIN – MOBILE WORLD LIVE: And then, in terms of that connectivity. Charles? What of those? You know that first 7 operational launches that you have? What are those operators providing is that just? Is that emergency alert? Is it voice? Is it SMS?

CHARLES: So we’re focusing on SMS, and emergency alerts when necessary. We have been testing voice many times, just like, you can go on Youtube. But do a Google search of 2degrees Youtube and Lynk L-y-n-k, and you’ll pop up a test to do with them that they put on Youtube. We also with Rogers in December, Rogers in Canada, was totally excited, and asked us to do a test with the Premier of Newfoundland, which is one of their states. And they did a voice call between the Premier and an emergency responder. So it’s all working voice and data and tech and texting - it’s that it’s the fundamental tech is proven for at all. And that’s the instinct, right? You will be able to do everything that you expect on your mobile phone down the road, everywhere, you know, from voice and broadband, email, web browsing, all your favorite apps. Everything that you do on a mobile phone, you’ll be able to do everywhere. But the and so that’s really where this is going.

JUSTIN – MOBILE WORLD LIVE: And how many satellites have you actually put in space? So far, Charles?

CHARLES: Well, we put 10. The first 5 have been retired. Now we have 5 commercially licensed satellites. The world’s only commercially license satellites that are in orbit today. 3 are operational and 2 are doing still doing on orbit, you know, checkout. So 5 in orbit, many more to come.

CHARLES: We’ve applied for 5,000, right? So the key thing to understand here is these satellites, you know, because, you know, are very operationally efficient. And so once we’re developing cash flow. You know that you know future satellites. The positive cash flow pays for future satellites. But there is so much demand. This thing, you know, this is, solves a huge problem. 5 and a half billion subscribers around the world, you know. Maybe 15% of them are disconnected at any point in time. So that right now, you know, maybe 750 million people right now have a phone in their pocket. And they’re disconnected. That’s a big problem. Right? So we’re gonna solve that problem.

CHARLES: And there’s so much demand. I mean, think of that, building a constellation of 5,000 satellite cell towers is the right long-term point to be thinking about, and anybody who’s not thinking about building that big a network in space to serve, that is is, it’s kind of missing the boat. That’s where this tech is going. But you don’t start, to get the 5,000 satellites, you start with 5, and then 10 and 50 and 200 and 1,000, and you and you start this virtuous cycle just like the way the mobile wireless industry started. You didn’t start with, you know, 10 million cell towers on the ground. You started the deal with one, right? And then you grew from there and you get the initial conditions right. And we will grow into that in partnership with our MNO partners.

JUSTIN – MOBILE WORLD LIVE: One thing I guess I I would say, Charles, is this is probably the lot more expensive a venture than than building cell towers on Earth. It’s obviously not cheap putting satellites into space and and then running them. And that kind of leads us nicely on to the topic of finances. And at the tail end of last year, I think it was Charles, Lynk turns to special purpose, acquisition company or SPAC, as we call them, company, called Slam in an effort to to secure future financial success. Now this, this was a merger with Slam that aims to to make Lynk a publicly listed company on the Nasdaq in the second half of 2024. For anyone that doesn’t know, Slam was founded in 2020 by former Major League baseball player, Alex Rodriguez. This deal at the time Charles valued Lynk at about a mere 800 million dollars. So obviously a lot of money there, tell us a little bit about the rationale behind the merger with Slam and and and needing to use this kind of special purpose, acquisition company, Slam, as well. Where? Where did that deal come up? Come from? Start with?

CHARLES: Well, they. They came to us, right. And so Alex Rodriguez and their partners in Antara that they immediately got, you know, what we were doing, and and they pitched us. And so the… what was persuasive was what has been going on in the real world, in public markets for satellite direct to device. So let me give you an example, and and anybody of your audience could go look this up. In last year, January of 2023 Iridium announced a satellite direct to device partnership with Qualcomm. You can look it up. Their their public market value went from 6 billion to 7 billion in 24 hours – the day they announced. And so this is very clear that public market investors really understand this business. Everybody’s got, every investor’s got a phone in their pocket, right? Like they know they’re disconnected. They know solving this problem is a big business. People like to invest in things they understand, right? That’s a big problem, a big business. And they instantly get it rather than investing in all these businesses. They don’t understand right? So, and investors were piling into radio like a billion dollars up in a day. 6 months later, on July 2023, iridium announced that they’re 2 quarters later, their annual for their quarterly report that the deal with Qualcomm was off. They were 7 billion at the time before their announcement. They went down a billion down to 6 billion in 24 hours now. Since that date everybody’s been asking them is like, guys you need to announce a satellite direct to device strategy. Look at their stock market value this morning. They’re off over 50%.

CHARLES: Public market investors want satellite direct to standard phone. Yep, the markets understand that this is a huge opportunity. So we were persuaded by the facts that there is a deep desire by public market investors for investing in satellite direct to device and so that was really persuasive to us. It’s like, okay. So we we negotiated a merger agreement with Slam to take us public and and so it won’t happen, hasn’t happened yet. We have an agreement, right? So there’s some conditions we need to raise, you know, in partnership with Slam, some capital but you know, targeted going to this summer. So it’s all set up.

JUSTIN – MOBILE WORLD LIVE: Do you need any other investment away from the Slam, you know, apart from what’s going on with Slam because we’ve talked in the path about, you know the the challenges of getting investment from from other companies, or are you? Are you? Are you thinking that this 100% focused on this particular deal this year, or you needing money from elsewhere, Charles?

CHARLES: Oh, well, we’re a hundred percent focused right now with our partners with Slam and supported by BTIG, and we have strategic investors we’re talking to. So there’s there’s a lot of goodness in what we’re doing right? So a lot, you know, there’s, you know, the 43 MNOs we have, and and you know, so there’s a lot of goodness here. And you know, just, you know, just because we close this, right, down the road, there’s future growth. We’re growing into 5,000 satellites for broadband everywhere, direct to phone. But down the road we’ll be in a great position. Be ramping up delivering services in dozens of countries. And you know, it’s in our financials. We we will have dozens of countries. Be operational. And and you know. So you know, after. But after we are operational, ramping up revenue, you know, we’ll be in a position to raise even more capital. It’s just, it starts this virtuous like.

JUSTIN – MOBILE WORLD LIVE: How much does it cost to put 5,000 satellites in space, Charles? I’m sure you’re not going to give me an a total fee, but that’s a huge amount of money right? Or do you get economies of scale on this?

CHARLES: Look, with reusable launch vehicles and low cost, frequent access to space? It’s not as bad as you think. You’re right. The you know that this is. There’s 2 major inflection points that enable this technology to come to life. One is Moore’s laws been applied to satellites, so that the capability of small satellites is amazing. Right? Doubling the the transistor count every, you know, couple years, and Moore’s law has come to space finally, and it’s totally revolutionizing the cost of satellites and capability of satellites, which is one reason you can do cell towers in space. And the other one is this frequent low cost access to space. SpaceX and a bunch of other providers coming with reusable launch vehicles, including Jeff Bezos with his Blue Origin, and Rocket Labs and others. Right? So this is, you know, this is changing everything right. This makes this, you know, low cost much lower cost, low risk and and reliable launches is is an inflection point.

JUSTIN – MOBILE WORLD LIVE: Charles, there are obviously, it is a competitive space. As we talked about the beginning. And there’s there’s numerous satellite to phone services in various stages of development at the moment. I mean, Lynk are one company of it, the AST SpaceMobile are a competitor of yours. We’ve seen that T-Mobile is going to be working with SpaceX to provide satellite to phone services as well. What’s going to determine success for Lynk over the next couple of years, Charles?

CHARLES: I think the key insight, particularly for your audience, the people in the mobile wireless space, and MNOs, is that my vision of the end state here is there’s going to be multiple providers for satellite direct to phone, right? That’s the way humans want, Right. If you think about it, MNOs don’t want anybody to have a monopoly and and and be dependent on one provider, whether it’s tower companies. You have 2, 3, 4 tower companies in most markets. You have base station providers, Ericsson, Nokia, Huawei, and those countries are, Huawei is getting kicked out. Open RAN as a third alternative is critical. So you know, having having a diverse suppliers and and multiple choices. Redundancy is critical for MNOs. But MNOs are pretty insistent that we need, they need redundancy. And in their supplier base, and we think that’s the same true of, sat2phone. There’s going to be at least 2 or maybe 3 suppliers. That’s good for everybody. Right? That’s redundancy. That means MNOs have the choice.

JUSTIN – MOBILE WORLD LIVE: Charles, you, you know you’ve got a strong message here that there’s huge demand from operators for this kind of service. That they’re going to be asking or hoping to have a a competition in the space as well with with regards to satellite suppliers I intrigued to get your viewpoint on this we we ran a webinar this month that so that really looked at whether operators should be fearful of satellite services, and potentially whether you know they should “fear flying birds” was the name of the webinar, just fascinated to to hear from you in your in your conversations with operators and and prospective operators operator-customers going, you know, in in the future. Do you ever hear anything negative? Do you ever hear any kind of pushback from operators, Charles?

CHARLES: There are some companies who are a threat to go direct to consumer, right? Right? So we hear fear there, and you know, so Lynk is, we are a wholesale provider. We are never going to go direct to consumer. Our strategy is to be partners with MNOs, to be the best partner we can be. We’re constantly looking how to do that better. But you know, if if you know, there’s always the threat of somebody, maybe trying to go around MNOs. And but you know, we think this is a wonderful partnership from our perspective. It’s totally win-win, and we have 0 desire, right? Yeah. MNOs do a really hard job signing up subscribers and taking their phone calls and getting them to pay their bills and serving them and understanding the local market needs. That’s a hard job, and we never want it.

JUSTIN – MOBILE WORLD LIVE: Finally, Charles, just just to end on this note as well. I mean, Lynk, I I think I’ve read on in your collateral that you know you, you’ve put the satellite direct to phone market as a 325 billion dollar total addressable market. Do you think operator customers are going to pay extra to have services in parts of the world that that were previously unconnected? Is there additional revenue in operators for this, or will it be a case of as a as a competitive differentiator in the future? Some operators are simply going to have to offer these kind of services?

CHARLES: Well, we let the MNOs decide that. Some of our MNO partners, up to 43 contracts, over half think they can charge a premium service. A premium tariff, and that they do that we do a revenue share, and some just want to give it away to all their subscribers, and they’re going to drive churn to them by having better coverage, and we let our MNO Partners decide that, that’s up to them. It’s a local market choice. And you know, it, and but they will, even if you give it away for free, you’re gonna have subscribers who, particularly in emerging markets, who have never owned a phone. And now they have the first reason to get one. And you’re gonna get all their business and so we we don’t think it’s an either/or. Sometimes you could charge a premium service and get connectivity in a in a rural, remote community and start getting new subscribers as well. Right? It’s it’s it can be both.

JUSTIN – MOBILE WORLD LIVE: Charles, it is always great to catch up with you. We’re going to leave it there. But thank you very much for for joining us as part of the mobile world Live podcast looking at the satellite market this month. Thank you and look forward to catching up again soon. Thank you very much.

CHARLES: Thank you, Justin.

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